                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*

                      National Medical Enterprises, Inc.
                               (Name of Issuer)

                   Common Stock, $0.075 par value per share
                        (Title of Class of Securities)

                                  63688610 3
                                (CUSIP Number)

                                Melvyn N. Klein
                             GKH Investments, L.P.
                            200 West Madison Street
                            Chicago, Illinois 60606
                                (312) 750-8477
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 1, 1995
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following pages)
                             Page 1 of 42 Pages

1.   NAME OF REPORTING PERSON

            GKH Investments, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]

     (b)  [ X ]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

            OO (See Item 3)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)    [   ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER              7.    SOLE VOTING POWER
OF                            10,382,050
SHARES
BENEFICIALLY        8.    SHARED VOTING POWER
OWNED BY                      -0-

REPORTING           9.    SOLE DISPOSITIVE POWER
PERSON                        10,382,050
WITH
                    10.   SHARED DISPOSITIVE POWER
                              -0-

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            10,382,050

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [X]

            The aggregate amount set forth in row 11 excludes 392,530 shares of Common Stock (.20% of the outstanding shares) owned by GKH Private Limited. See Items 3 and 6 hereof.

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.20%

14.   TYPE OF REPORTING PERSON

            PN
                             Page 2 of 42 Pages

Item 1.     Security and Issuer
            -------------------

      This statement on Schedule 13D relates to the Common Stock, $0.075 par value per share (the "Common Stock"), of National Medical Enterprises, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 2700 Colorado Avenue, Santa Monica, California 90404.

Item 2.     Identity and Background
            -----------------------

      This statement is being filed by GKH Investments, L.P., a Delaware Limited Partnership (the "Fund"), the principal executive offices of which are located at 200 West Madison Street, Chicago, Illinois 60606. The sole general partner of the Fund is GKH Partners, L.P., a Delaware limited partnership ("GKH"). The Fund's principal business is investing. Certain additional information regarding GKH and its controlling persons is included in Appendix A attached hereto and is incorporated herein by this reference.

      Neither the Fund nor, to the best knowledge of the Fund, any of the persons listed in Appendix A hereto, have, during the last five years: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds
            --------------------------

      Effective March 1, 1995, AMH Acquisition Co., a Delaware corporation and a wholly owned subsidiary of the Company, was merged (the "Merger") with and into American Medical Holdings, Inc. ("AMH"). Pursuant to the Merger, the Fund, formerly a shareholder of AMH, received, among other things, 10,382,050 shares of Common Stock.

      In addition, pursuant to the Merger, GKH Private Limited, a Singapore corporation ("GKHPL"), the assets of which are managed by the Fund, also formerly a shareholder of AMH, received, among other things, 392,530 shares of Common Stock.

      The Fund disclaims beneficial ownership of the shares of Common Stock owned of record by GKHPL and GKHPL disclaims beneficial ownership of the shares of Common Stock owned of record by the Fund.


Item 4.     Purpose of Transaction
            ----------------------

      The Common Stock was acquired by the Fund pursuant to the Merger. The Fund does not have any current intention to purchase or otherwise acquire any additional shares of Common Stock. In addition, except for the disposition of shares of Common Stock pursuant to the Shelf Registration (as hereinafter defined), the Fund has no present intention, plan or proposal to take any


                             Page 3 of 42 Pages
other action listed in paragraph (a) through paragraph (j) of Item 4 of
Schedule 13D. However, depending on market conditions and other factors and subject to applicable law, the Fund reserves the right, in its sole discretion, to distribute shares of Common Stock to its partners and to take any action, including without limitation the actions set forth in paragraph
(a) through paragraph (j) of Item 4, all on such terms and at such times as the Fund considers desirable.


Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      As of the date hereof, the Fund beneficially owns 10,382,050 shares of Common Stock, constituting approximately 5.20% of the total number of outstanding shares. The shares of Common Stock owned by the Fund excludes 392,530 shares of Common Stock owned by GKHPL (approximately 0.20 percent of the total outstanding shares of Common Stock).

      As of the date hereof, the Fund has sole power to vote and to dispose of all shares of Common Stock owned by it. During the past 60 days, neither the Fund nor, to the best of the Fund's knowledge, any of the persons set forth in Appendix A hereof has effected any transactions in Common Stock except as otherwise described herein.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
            --------------------------------------------------------------

      GKH and GKHPL entered into that certain investment management agreement dated as of October 10, 1988 (the "Management Agreement"). Pursuant to the Management Agreement, GKH has agreed to invest the assets of GKHPL in investments made by the Fund, under certain circumstances. The Management Agreement expires on January 25, 2002 and is generally irrevocable by GKHPL. The Management Agreement is set forth as Exhibit 99.1 and the description of the Management Agreement contained herein is qualified in its entirety by reference to such exhibit.

      In connection with the Merger, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with certain persons who may be considered to have been "affiliates" of AMH for purposes of the Securities Act of 1933, as amended (the "Securities Act"), including the former directors and executive officers of AMH, the Fund, GKHPL and certain others. Pursuant to the Registration Rights Agreement, the Company, at its expense, registered under the Securities Act the shares of Common Stock received by such holders in the Merger to permit such holders to sell or otherwise dispose of their shares of Common Stock. Such holders have agreed not to effect a public sale or distribution of any Common Stock under certain circumstances, including during the ten day period prior to, and during the eighty day period beginning on, the closing date of an underwritten offering of Company securities if so requested by the underwriter; provided, however, that no such request may be made by the Company or such underwriter prior to May 31, 1995 (the ninetieth day following the effective time of the Merger). A form of the Registration Rights Agreement is set forth as Exhibit 99.2 and the description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to such exhibit.


                            Page 4 of 42 Pages

Item 7.     Material to be Filed as Exhibits
            --------------------------------

Exhibit 99.1:     Investment Management Agreement
Exhibit 99.2:     Form of Registration Rights Agreement






                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 1995.

                                    GKH INVESTMENTS, L.P., a Delaware limited partnership

                                    By:  GKH Partners, L.P., its
                                        general partner

                                    By: HGM Associates Limited
                                        Partnership, a general partner

                                        By:  HGM Corporation, its general
                                             partner


                                        By:    /s/ Harold S. Handelsman
                                             --------------------------
                                             Harold S. Handelsman,
                                             Vice President






















                             Page 5 of 42 Pages
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                                APPENDIX A
                                ----------

      The sole general partner of the Fund is GKH. By virtue of such position and by virtue of the Management Agreement, GKH may be deemed the beneficial owner of 10,382,050 shares of Common Stock owned by the Fund and 392,530 shares of Common Stock owned of record by GKHPL. The general partners of GKH are JAKK Holding Corp., a Nevada corporation ("JAKK"); DWL Lumber Corporation, a Delaware corporation ("DWL"); and HGM Associates Limited Partnership, an Illinois limited partnership ("HGMLP"). The sole general partner of HGMLP is HGM Corporation, a Nevada corporation ("HGM"). Each of JAKK, DWL, HGMLP and HGM, by virtue of its relationship to GKH and the Fund may also be deemed to share beneficial ownership of an aggregate of 10,382,050 shares of Common Stock owned by the Fund and 392,530 shares of Common Stock owned of record by GKHPL. Each of such entities disclaims such beneficial ownership.

1.    Information Regarding GKH
      -------------------------

      The principal business of GKH is investing and directing of the investments of the Fund and GKHPL. The principal executive offices of GKH are located at 200 West Madison Street, Chicago, Illinois 60606.

2.    Information Regarding JAKK
      --------------------------

      The principal business of JAKK is investing and asset management. The address of its principal executive offices is Mercantile Tower, MT 209, 615
N. Upper Broadway, Suite 1940, Corpus Christi, Texas 78477. Melvyn Klein is the sole director and stockholder of JAKK and serves as its president, treasurer and secretary. By virtue of his relationship to JAKK, Mr. Klein may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by the Fund and GKHPL. Mr. Klein disclaims such beneficial ownership.

      Mr. Klein is a private investor and an attorney and counselor at law. Mr. Klein's business address is Mercantile Tower, MT 209, 615 N. Upper Broadway, Suite 1940, Corpus Christi, Texas 78477. Mr. Klein is a United States citizen.

3.    Information Regarding DWL
      -------------------------

      The principal business of DWL is investing and asset management. The address of its principal executive offices is c/o Richards & O'Neil, 885 Third Avenue, New York, New York 10022. Dan W. Lufkin is the sole stockholder and a director of DWL and serves as its president.

      Mr. Lufkin is a special limited partner of the Fund. Mr. Lufkin is a director of Culbro, Inc., a distributor of consumer products, and OHM, Inc., an emergency response and hazardous waste management company, and is a private investor. Mr. Lufkin's business address is 711 Fifth Avenue, Suite 401,
New York, New York 10022.  Mr. Lufkin is a United States citizen.





                             Page 6 of 42 Pages

4.    Information Regarding HGMLP
      ---------------------------

      The principal business of HGMLP is investing and asset management. Its principal executive offices are located at 200 West Madison, Chicago, Illinois 60606.

5.    Information Regarding HGM
      -------------------------

      The principal business of HGM is investing and asset management. Its principal executive offices are located at 200 West Madison Street, Chicago, Illinois 60606. The names, business addresses and present principal occupations or employment of each director and executive officer of HGM and the names and principal businesses of any corporation or other organization in which such employment is conducted is set forth below. Each director and executive officer listed below is a United States citizen. By virtue of such officers' and directors' relationship to HGM, each of such officers and directors may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by the Fund and GKHPL. Each of such directors and executive officers disclaims such beneficial ownership.

                                        Present Principal
Name and Business Address           Occupation or Employment
- -------------------------           ------------------------
Jay A. Pritzker                     Director and Chairman of the
200 West Madison Street             Board of HGM; Director and
Chicago, Illinois  60606            Chairman of the Board of
                                    Marmon Holdings, Inc., a
                                    Delaware corporation; Chairman
                                    of the Board of Hyatt
                                    Corporation, a domestic hotel
                                    management company.

Thomas J. Pritzker                  Director and President of HGM;
200 West Madison Street             President of Hyatt Corporation,
Chicago, Illinois  60606            a domestic hotel management company.

Glen Miller                         Vice President and Treasurer
200 West Madison Street             of HGM; Chief Executive
Chicago, Illinois  60606            Officer of Diversified
                                    Financial Management Corp.

Harold S. Handelsman                Vice President and Secretary
200 West Madison                    of HGM; Senior Vice President
Chicago, Illinois  60606            and general counsel of Hyatt
                                    Corporation, a domestic hotel
                                    management company.







                             Page 7 of 42 Pages

      One hundred percent of the issued and outstanding common stock of HGM is owned by Charles Evans Gerber, not individually but solely as trustee of F.L.P. Trust No. 10 which trust was organized primarily for the benefit of members of the Pritzker Family. The term "Pritzker Family" refers to the lineal descendants of Nicholas J. Pritzker, deceased. Mr. Gerber disclaims beneficial ownership of the shares of Common Stock owned by the Fund and GKHPL.

      Charles Evans Gerber is a partner in the law firm of Neal Gerber & Eisenberg and his business address is Two North LaSalle Street, Suite 2200, Chicago, Illinois 60602. Mr. Gerber is a citizen of the United States.










































                             Page 8 of 42 Pages